Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
September 3, 2021
CONFIDENTIAL

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
HireRight GIS Group Holdings, LLC
Draft Registration Statement on Form S-1
Submitted August 4, 2021
CIK No. 0001859285
Ladies and Gentlemen:
On behalf of our client, HireRight GIS Group Holdings, LLC., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we confidentially submit in electronic form the accompanying Amendment No. 2 to the draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the initial draft Registration Statement on Form S-1 which was confidentially submitted with the Securities and Exchange Commission (the “Commission”) on August 4th, 2021.
The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated August 12, 2021. The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.
The Company has asked us to convey the following as its response to the Staff:
Implications of Being an Emerging Growth Company, page 12

1.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 1
The Company advises the Staff that to the extent that the Company presents, or authorizes anyone to present, any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide copies to the Staff.
* * * * *
Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3000.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Guy P. Abramo
HireRight GIS Group Holdings, LLC

Thomas M. Spaeth
HireRight GIS Group Holdings, LLC

David A. Curtiss, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Marc D. Jaffe
Latham & Watkins LLP

Michael Benjamin
Latham & Watkins LLP

Adam J. Gelardi
Latham & Watkins LLP
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